Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		One Month Ended	Fiscal Year
	March 31, 2009	March 31, 2008	December 31, 2008	2008	2007(1)	2006(1)	2005(1)	2004(1)
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes (2)	$(885)	$2,038	$(2,009)	$2,216	$3,354	$9,049	$6,005	$5,189
Add: Fixed charges, net	2,431	11,850	1,037	37,752	57,519	41,069	23,757	14,133

Income (loss) before income taxes and fixed charges, net	$1,546	$13,888	$(972)	$39,968	$60,873	$50,118	$29,762	$19,322

Fixed Charges:
Total interest expense	$2,375	$11,796	$1,017	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	55	53	20	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	45

Total fixed charges	$2,430	$11,849	$1,037	$37,751	$57,519	$41,069	$23,757	$14,178

Ratio of earnings to fixed charges	*	1.2	*	1.1	1.1	1.2	1.3	1.4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income (loss) before income taxes (2)	$(885)	$2,038	$(2,009)	$2,216	$3,354	$9,049	$6,005	$5,189
Add: Fixed charges, net	2,431	11,850	1,037	37,752	57,519	41,069	23,757	14,133

Income (loss) before income taxes and fixed charges, net	$1,546	$13,888	$(972)	$39,968	$60,873	$50,118	$29,762	$19,322

Fixed Charges:
Total interest expense	$2,375	$11,796	$1,017	$37,523	$57,302	$40,897	$23,552	$13,977
Interest factor in rents	55	53	20	228	217	172	205	156
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	45
Preferred stock dividends	1,679	20	481	138	90	27	—	—

Total fixed charges and preferred stock dividends	$4,109	$11,869	$1,518	$37,889	$57,609	$41,096	$23,757	$14,178

Ratio of earnings to fixed charges and preferred stock dividends	*	1.2	*	1.1	1.1	1.2	1.3	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year's presentation. Effective January 1, 2009, the Company adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements,” which requires retroactive application to prior periods.

(2)	Income (loss) before income taxes does not include dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations and cumulative effect of accounting change (net).

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.

*	The earnings for the three months ended March 31, 2009 and for the one month ended December 31, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.
The coverage deficiencies for total fixed charges for the three months ended March 31, 2009 and for the one month ended December 31, 2008 were $885 million and $2,009 million, respectively.
The coverage deficiencies for total fixed charges and preferred stock dividends for the three months ended March 31, 2009 and for the one month ended December 31, 2008 were $2,563 million and $2,490 million, respectively.